SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant of Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 11, 2005

AVECIA GROUP plc

(Translation of Registrant’s Name Into English)

P.O. Box 42
Hexagon House
Blackley, Manchester
M9 8ZS
England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              NO

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-________________

Enclosure:	Q4 2004 Financial Statements.

Avecia Group plc

Financial Statements – December 31, 2004

TABLE OF CONTENTS

Item 1.     Financial Statements

Consolidated Profit and Loss Accounts for the three months and twelve months ended December 31, 2004 (unaudited), and for the three months and twelve months ended December 31, 2003 (unaudited).

Consolidated Balance Sheets as at December 31, 2004 (unaudited) and as at December 31, 2003 (unaudited).

Consolidated Cash Flow Statements for the three months and twelve months ended December 31, 2004 (unaudited) and for the three months and twelve months ended December 31, 2003 (unaudited).

Notes to the Financial Statements

Item 2.     Operating and Financial Review

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Avecia Group plc

Unaudited Consolidated Profit and Loss Accounts

	Note	Financial Statements		Financial Statements
		For the 12 months ended December 31, 2004	For the 3 months ended December 31, 2004	For the 12 months ended December 31, 2003	For the 3 months ended December 31, 2003

		£ million	£ million	£ million	£ million

Turnover, including share of joint ventures		416.0	103.2	497.6	106.3
Less: share of joint ventures’ turnover		(8.8)	(2.0)	(12.4)	(2.7)

Group turnover	3	407.2	101.2	485.2	103.6

Operating costs		(426.8)	(104.2)	(501.1)	(79.8)
Exceptional operating costs	5	(39.9)	(21.9)	(69.3)	(69.3)
Other operating income		9.1	4.2	4.1	0.6

Group operating (loss) / profit	3	(50.4)	(20.7)	(81.1)	44.9

Share of operating profit of joint ventures		(6.9)	(7.5)	1.7	0.3

Exceptional items	6	98.6	10.3	15.4	1.2

Profit / (loss) on ordinary activities before interest and taxation		41.3	(17.9)	(64.0)	43.4

Net Interest (paid)/received	4	(18.6)	9.6	(27.2)	6.6
Other finance costs		(1.9)	(0.4)	(2.4)	(0.6)

Profit / (loss) on ordinary activities before taxation		20.8	(8.7)	(93.6)	(37.4)

Taxation on profit / (loss) on ordinary activities		(1.9)	(0.2)	(0.9)	(1.4)

Profit / (loss) on ordinary activities after taxation		18.9	(8.5)	(94.5)	36.0

Attributable to minority interests		(6.6)	(1.7)	(6.4)	(1.65)

Net profit / (loss) for the period		12.3	(10.2)	(100.9)	(37.6)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

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Avecia Group plc

Unaudited Consolidated Balance Sheet

	Note	Consolidated Balance Sheet as at December 31, 2004	Consolidated Balance Sheet as at December 31, 2003

		£ million	£ million
Fixed assets
Tangible fixed assets		198.6	263.2
Intangible assets		208.1	287.8

Investments in joint ventures:
Share of gross assets and goodwill		9.6	20.4
Share of gross liabilities		(1.7)	(1.6)

		7.9	18.8

Total fixed assets		414.6	569.8

Current assets
Stocks		50.2	74.9
Debtors		69.7	75.1
Cash and cash equivalents		22.7	8.0

Total current assets		142.6	158.0

Total assets		557.2	727.8

Current liabilities
External loans due within less than one year	8	(72.8)	(70.0)
Other creditors		(82.8)	(95.5)

Total current liabilities		(155.6)	(165.5)

Net current assets		(13.0)	(7.5)

Debtors due after more than one year		15.0	17.2
External loans due within more than one year	8	(272.6)	(431.0)
Provisions for liabilities and charges		(17.0)	(7.5)
Other creditors due within more than one year		(5.8)	(9.6)

Net assets excluding pension liability		121.2	131.4

Pension liability		(105.7)	(113.2)

Net assets including pension liability		15.5	18.2

Shareholders’ equity		(22.1)	(19.5)
PIK		37.6	37.7

Total		15.5	18.2

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

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Avecia Group plc

Unaudited Consolidated Cash Flow Statements

	Consolidated Cash Flow		Consolidated Cash Flow
	For the 12 months ended December 31 2004	For the 3 months ended December 31 2004	For the 12 months ended December 31 2003	For the 3 months ended December 31 2003

	£ million	£ million	£ million	£ million

Operating (deficit) / profit before interest	(50.4)	(20.7)	(81.1)	(44.9)
Depreciation and amortization	73.0	32.3	135.2	46.9

Decrease / (increase) in inventories	1.7	2.9	(3.7)	(0.4)
Decrease / (increase) in trade receivables and other assets	(16.8)	2.9	9.4	6.2
(Decrease) in accounts payable, accrued expenses and trade provisions	(1.5)	2.5	0.4	15.1

Other cash and non-cash movements	5.2	(10.0)	(12.9)	(14.0)

Net cash inflow from operating activities	11.2	9.9	47.3	9.7

Returns on investments and servicing of finance
Dividends received from associates	2.5	1.3	3.0	1.9
Interest received	1.1	—	1.0	0.2
Interest paid	(39.5)	(2.8)	(48.0)	(4.3)

Net cash (outflow) from returns on investment and servicing of finance	(35.9)	(1.5)	(44.0)	(2.2)

Taxation	(0.2)	—	(0.1)	0.1

Capital expenditure and financial investments
Cash expenditure on fixed assets	(18.5)	(2.9)	(50.2)	(10.9)
Disposals of fixed assets	5.2	2.4	0.6	0.1

Net cash (outflow) from capital expenditure and financial investments	(13.3)	(0.5)	(49.6)	(10.8)

Acquisitions and disposals
Payments in respect of acquisitions	—	—	(1.9)	—
Disposals of other investments	187.1	12.1	78.6	(1.0)
Net cash disposed of	(0.2)	—	(0.1)	—

Net cash inflow from acquisitions and disposals	186.9	12.1	76.6	(1.0)

Avecia Group plc

Unaudited Consolidated Cash Flow Statements

	Consolidated Cash Flow		Consolidated Cash Flow
	For the 12 months ended December 31 2004	For the 3 months ended December 31 2004	For the 12 months ended December 31 2003	For the 3 months ended December 31 2003

	£ million	£ million	£ million	£ million
Financing
Repayment of finance lease capital	(0.8)	(0.2)	(1.0)	(0.3)
External Loans (repaid)/new loans	(133.0)	(0.1)	(39.6)	6.7

Net cash (outflow) from financing	(133.8)	(0.3)	(40.6)	6.4

Net increase / (decrease) cash	14.9	19.3	(10.4)	2.2

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

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Avecia Group plc

Notes to the unaudited consolidated financial statements

1.      Basis of preparation

The unaudited consolidated financial statements have been prepared in accordance with the basis of preparation and accounting policies adopted in the consolidated financial statements set out in the Form 20-F for the period ended December 31, 2004.

The information contained in the following notes to the unaudited consolidated financial statements is condensed from that which would appear in the annual consolidated financial statements; accordingly the unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements set out in the Form 20-F for the period ended December 31, 2004.

The consolidated financial statements included herein are unaudited. They include all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial position of Avecia Group plc as at December 31, 2004 and December 31, 2003 and the results of operations and cash flows for the three and twelve months ended December 31, 2004 and December 31, 2003.

2.      Accounting policies

Basis of accounting

The financial statements are prepared under the historical cost convention and in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP). These accounting principles differ in certain significant respects from United States Generally Accepted Accounting Principles (US GAAP).

Goodwill

On the acquisition of a business, fair values are attributed to the net assets acquired. Purchased goodwill, representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired, is capitalized and is amortized to nil by equal annual installments over its estimated useful life.

Goodwill arising on the acquisition of the Specialty Chemicals division of AstraZeneca plc is being amortized over 15 years. Goodwill arising on subsequent acquisitions is also being amortized over 15 years.

On the subsequent disposal or termination of a business acquired, the profit or loss on disposal or termination is calculated after charging/crediting the unamortized amount of any related goodwill/negative goodwill.

Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the full carrying amount may not be recoverable.

Investments

A joint venture is an entity in which an interest is held on a long-term basis and which is jointly controlled with one or more other venturers under a contractual agreement. The share of the profits and losses of all significant joint ventures is included in the consolidated profit and loss account using the equity accounting method. The holding value of significant joint ventures in the balance sheet is calculated by reference to equity in the net assets of such joint ventures, as shown by the most recent accounts available, adjusted where appropriate.

Holdings of shares in third parties where not held for the long term are classified as current asset investments and are valued at the lower of cost or net realisable value.

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

Depreciation and amortization

The book value of each tangible fixed asset is written off evenly over its estimated remaining life. Reviews are made periodically of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impracticable to calculate average asset lives exactly. However, the total lives approximate to 15 years for buildings and 10 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. Intangible assets acquired, including patents and intellectual property rights, are capitalized and amortized on a straight line basis over their estimated useful lives (not exceeding 20 years). If related products fail, the remaining unamortized amounts are immediately written off to revenue expense. Internally developed intangible assets are not capitalized.

Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such an asset to future net cash flows expected to be generated by them. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed their fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Environmental liabilities

The business is exposed to environmental liabilities relating to operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Foreign currencies

Profit and loss accounts in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at rates prevailing at the balance sheet date.

Exchange differences on short-term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit. In the consolidated financial statements exchange differences arising from the translation of the net investments of overseas subsidiaries, joint ventures and associates are taken directly to reserves. Differences on relevant foreign currency loans, together with related tax, are taken to reserves via the statement of total recognized gains and losses and offset against the differences on net investments, as they are considered to be a hedge against movements on the net investments.

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

Government grants

Government grants made as a contribution towards revenue expenditure, or for an objective with an associated revenue cost (such as job creation) are included on the balance sheet as deferred income and released to the profit and loss account in line with the costs being incurred.

Capital based government grants are included within accruals and deferred income in the balance sheet and credited to operating profit over the estimated useful economic lives of the assets to which they relate.

Where grants comprise both capital and revenue elements, these elements are split out on a reasonable basis and each element is treated as described above.

Leases

Assets held under finance leases are capitalized and included in tangible fixed assets. Each asset is depreciated over the shorter of the lease term or its useful life. The obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate under creditors due within, or creditors due after, one year. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

Post-retirement benefits

Avecia operates both Defined Benefit and Defined Contribution schemes. The assets of the pension schemes are held separately from those of the Group. In the case of defined benefit schemes, assets are measured using market values. Liabilities are measured using a projected unit method and discounted at the current rate of return of a high quality corporate bond of equivalent term and currency. Costs and liabilities are assessed in accordance with the advice of independent qualified actuaries. The pension scheme surplus (to the extent that it is recoverable) or deficit is recognised in full. The movement in the scheme surplus/deficit is split between operating charges, finance items and, in the statement of total recognised gains and losses, actuarial gains and losses. In the case of Defined Contribution schemes, the amount charged to the profit and loss account represents the contributions payable to the scheme in the period.

Research and development and advertising expenditure

Research and development and advertising expenditure is charged to the profit and loss account in the period in which it is incurred.

Stocks valuation

Stocks are stated at the lower of cost and net realisable value. The first in, first out or an average method of valuation is used. In determining cost, depreciation is included but selling expenses and certain overhead expenses (principally central administration costs) are excluded. Net realisable value is determined as selling price less costs of disposal.

Taxation

The charge for taxation is based on the profits for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Deferred tax assets are recognized to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there would be suitable profits from which the future reversal of the underlying timing differences can be deducted.

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

Turnover and revenue recognition

The company generates revenue through sales of specialty chemicals in the open market, through raw material conversion and supply and development contracts. Turnover excludes inter-segment turnover and value added taxes.

Revenue is recognized when services have been rendered and significant risks and rewards in respect of ownership of the products are passed to the customer. Where multiple-element sales arrangements exist, this entails the company recognizing revenue on individual contract elements for work performed or services rendered during the period.

Cash and liquid resources

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of less than one year (other than cash), government securities and investments in money market managed funds.

Financial instruments

Financial instruments are used to hedge exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as a hedge at the inception of the contract. Receipts and payments on interest rate instruments are recognized on an accrual basis over the lives of the instruments. Gains and losses on contracts hedging forecast transaction cash flows are recognized in the same hedged periods. Cash flows associated with derivative financial instruments are classified in the cash flow statement in a manner consistent with those of the transactions being hedged. Finance costs associated with debt issuances are netted against the carrying value of the related debt and charged to the profit and loss account over the lives of the issue. If the underlying transaction to a hedge ceases to exist, the hedge is terminated and the profits and losses on termination are recognized in the profit and loss account immediately.

If the hedge transaction is terminated, the profits and losses on termination are held on the balance sheet and amortized over the life of the original underlying transaction.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

3.      Segmental information

Classes of business:
The following tables analyse sales, operating profit, depreciation and amortization by business segment.

	Consolidated Financial Statements for the 12 months ended December 31 2004	Consolidated Financial Statements for the 3 months ended December 31 2004	Consolidated Financial Statements for the 12 months ended December 31 2003	Consolidated Financial Statements for the 3 months ended December 31 2003

	£ million	£ million	£ million	£ million
Sales
Electronic Materials	61.5	18.5	63.0	17.9
Biotechnology	55.7	20.7	30.5	8.6
Chemicals	77.8	20.4	92.0	14.8
Other	5.1	1.2	0.1	—

	200.1	60.8	185.6	41.3
Discontinued businesses	207.1	40.4	299.6	62.3

	407.2	101.2	485.2	103.6

Operating profit / (loss)
Electronic Materials	5.8	4.1	3.8	1.3
Biotechnology	(9.6)	(1.6)	(17.2)	(3.8)
Chemicals	(31.3)	(23.9)	(70.1)	(37.6)
Other	(31.0)	(5.0)	(46.4)	(10.7)
Restructuring Charge	(17.6)	0.4	—	—

	(83.7)	(26.0)	(129.9)	(50.8)
Discontinued businesses	33.3	5.3	48.8	5.9

	(50.4)	(20.7)	(81.1)	(44.9)

Depreciation and Amortization
Electronic Materials	7.0	2.2	6.7	1.9
Biotechnology	6.2	2.2	3.6	0.9
Chemicals	28.8	24.0	70.7	33.9
Other:
Goodwill amortization	22.4	1.8	43.0	7.8
Depreciation	1.7	0.4	0.2	(0.3)

	66.1	30.6	124.2	44.2
Discontinued businesses	6.9	1.8	11.0	2.7

	73.0	32.4	135.2	46.9

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

Geographic areas:

The table below shows information by geographic area in which turnover and profits are generated. An analysis of turnover by customer location is also given.

	Consolidated Financial Statements for the 12 months to December 31 2004	Consolidated Financial Statements for the 3 months to December 31 2004	Consolidated Financial Statements for the 12 months to December 31 2003	Consolidated Financial Statements for the 3 months to December 31 2003

	£ million	£ million	£ million	£ million
Turnover by customer location
United Kingdom	49.5	12.4	51.4	9.9
Continental Europe	156.0	31.6	172.1	38.3
The Americas	141.4	39.2	183.2	33.2
Asia, Africa and Australasia	60.3	18.0	78.5	22.2

Total	407.2	101.2	485.2	103.6

Turnover by supplier location
United Kingdom	115.9	33.3	130.5	27.3
Continental Europe	133.6	28.8	131.1	30.7
The Americas	123.3	30.3	178.1	32.2
Asia, Africa and Australasia	34.4	8.8	45.5	13.4

Total	407.2	101.2	485.2	103.6

Operating Profit / (Loss)
United Kingdom	(54.2)	(15.8)	(48.2)	(32.5)
Continental Europe	(9.2)	(6.7)	(11.7)	5.8
The Americas	11.3	0.8	(23.1)	(19.1)
Asia, Africa and Australasia	1.7	1.0	1.9	0.9

Total	(50.4)	(20.7)	(81.1)	(44.9)

4.	Net Interest (Paid)/Received

	Consolidated Financial Statements for the 12 months to December 31 2004	Consolidated Financial Statements for the 3 months to December 31 2004	Consolidated Financial Statements for the 12 months to December 31 2003	Consolidated Financial Statements for the 3 months to December 31 2003

	£ million	£ million	£ million	£ million

External Interest received	0.8	—	1.0	0.2
External interest paid	(41.3)	(6.6)	(51.5)	(12.2)
Revaluation (credited) / charged to interest	32.1	20.7	28.1	19.8
Fee amortization	(10.2)	(4.5)	(4.8)	(1.2)

Total	(18.6)	9.6	(27.2)	6.6

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

5.	Exceptional operating costs

Exceptional operating costs comprise of the costs of reorganisation within the group (£17.6 million) and impairment chargers taken against fixed assets (£22.3 million).

6.	Exceptional items

Exceptional items comprise of profits on sales of businesses. Profits of £33.8 million arose on the sale of the Additives business to Lubrizol in January 2004, £63.7 million on the sale of the Biocides business to Arch Chemicals Inc in April 2004, and £1.1 million on the disposal of the Special Drug Mixtures business to the Copperhead Chemical Company in November 2004.

7.	Post Balance Sheet Events

On 2 February 2005 Avecia completed the sale of the NeoResins business to Royal DSM N.V. for a consideration of EUR 515 million. The business’ principle manufacturing asset at Waalwijk (Netherlands), Parets des Villes (Spain), Willmington MA and Frankfort IN (United States) are included in the sale. Approximately 635 employees transferred to DSM N.V. upon completion.

Following this divestment, Avecia used the net proceeds to repay all outstanding Senior Bank Borrowings (£75 million) together with accrued interest, and on 4 February 2005 to purchase 77% ($415,912,000) of the aggregate principal amount of the High Yield Bonds in issue, at a total cost of $447.307 million.

On 28 February 2005 Avecia completed the sale of its OLED and Polymer Electronics units to Merck KgaA of Darmstadt for EUR 50 million. The sale included Avecia’s displays business – Covion Organic Semiconductors GmbH and its polymer research and development activities based in Manchester, UK. Approximately 74 employees transferred to Merck KgaA upon completion.

On 5 April 2005, following a review of operations in Avecia’s DNA business, Avecia announced the closure of its UK DNA facility at Grangemouth, with consolidation of DNA Medicine operations and activities at Avecia’s site in Milford, MA. Approximately 95 jobs will be at risk following the decision, and Avecia will be taking an appropriate charge to cover restructuring costs during 2005

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

8.	Analysis of Debt
	Consolidated Financial Statements as at December 31, 2004	Consolidated Financial Statements as at December 31, 2003

	£ million	£ million

External loans due within less than 1 year	72.8	70.0
External loans due after more than 1 year	272.6	431.0

	345.4	501.0

Analysis of debt shown net of un-amortized issuance costs:

	Consolidated Financial Statements as at December 31, 2004

	£ million	£ million
	Gross	Net

High Yield Bond	278.8	272.6
Secured Bank Debt	75.0	72.8

	353.8	345.4

	Consolidated Financial Statements as at December 31, 2004

	£ million	£ million
	Gross	Net

In one year or less, or on demand	75.0	72.8
Between one and two years	—	—
Between two and three years	—	—
Between three and four years	—	—
Between four and five years	278.8	272.6
In five years or more	—	—

	353.8	345.4

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Avecia Group plc

Operating and Financial Review

Introduction

Set forth below is a discussion of the financial condition and results of operations for the Group for the nine month period ending December 31, 2004. This discussion should be read in conjunction with the unaudited Consolidated Financial Statements and Notes for the twelve month period ended December 31, 2004 included herein.

Financial Results

The following table sets forth turnover for each of 2004 and 2003.

	12 months to December 31, 2004	12 months to December 31, 2003	Actual % change	3 months to December 31, 2004	3 months to December 31, 2003	Actual % change

	£ million	£ million		£ million	£ million
Continuing operations:
Biotechnology	55.7	30.5	82.6%	20.7	8.6	140.7%
Chemicals	77.8	92.0	(15.4%)	20.4	14.8	37.8%
Electronic Materials	61.5	63.0	(2.4%)	18.5	17.9	12.6%
Other	5.1	0.1	—	1.2	—	n/a

Turnover from continuing operations	200.1	185.6	7.8%	60.8	41.3	47.2%
Discontinued operations:	207.1	299.6	(30.9%)	40.4	62.3	n/a

Total historical turnover	407.2	485.2	(16.1%)	101.2	103.6	(2.3%)

The following table sets forth operating (loss)/ profit for each of 2004 and 2003:

	12 months to December 31, 2004	12 months to December 31, 2003	Change in Operating Profit	Change in Depreciation & Amortization	3 months to December 31, 2004	3 months to December 31,,2003	Change in Operating Profit	Change in Depreciation & Amortization

	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Continuing operations:
Biotechnology	(9.6)	(17.2)	7.6	(2.6)	(1.6)	(3.8)	2.2	(1.3)
Chemicals	(31.3)	(70.1)	38.8	41.9	(23.9)	(37.6)	13.7	9.9
Electronic Materials	5.8	3.8	2.0	(0.3)	4.1	1.3	2.8	(0.3)
Other including unallocated cost	(31.0)	(46.4)	15.4	19.1	(5.0)	(10.7)	5.7	5.3
Restructuring costs	(17.6)	—	(17.6)	—	0.4	—	0.4	—

Operating (loss)/profit from continuing operations	(83.7)	(129.9)	46.2	58.1	(26.0)	(50.8)	24.8	13.6
Discontinued operations:	33.3	48.8	(15.5)	4.1	5.3	5.9	(0.6)	0.9

Total operating (loss)/profit	(50.4)	(81.1)	30.7	62.2	(20.7)	(44.9)	24.2	14.5

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Avecia Group plc

Operating and Financial Review – (continued)

In Biotechnology sales were significantly improved in DNA medicines over the 12 months to 31 December 2004 by manufacture and supply for a customer’s phase III clinical trial and potential launch program, whereas in 2003 an extensive validation program had precluded manufacture and supply to that customer. Sales also improve as more customer manufacturing programs were completed in 2004 in our small-scale Biologics manufacturing facility than in 2003.

These increased sales helped to significantly reduce the operating losses in the Biotechnology business for the 12 months to 31 December 2004, despite a significant increase in operating costs in Biologics as resource was increased to operate the new large scale manufacturing plant, which commenced operating in 2004.

In Chemicals, sales for the 12 months to 31 December 2004 when compare to the 12 months to 31 December 2003 were reduced by the disposal of the Intermediates and Stabilisers business in July 2003. Increased sales of Agrochemical Intermediates due to increased customer demand was offset by reduced customer demand in Pharmaceutical Intermediates, primarily due to cessation of supply to one major customer during 2003.

Operating losses in Chemicals were significantly reduced due to the reduced impairment changes taken against assets (£22.3m in 2004 compared with £55.9m in 2003), and the consequent reduction in annual depreciation charges in 2004. Reduced margins arising from the reductions in sales described above were offset by reductions in fixed costs due to restructuring initiatives commenced in mid 2004.

Reductions in sales in Electronic Materials for the 12 months to 31 December 2004 were primarily attributable to the effect of the significant weakening of the US Dollar against £ Sterling during 2003 and 2004, offset by increased customer demand for new Electronic Materials products. At operating profit level, the improvements in margins arising from the increased sales described above and reductions in fixed costs from efficiency improvements and restructuring outweighed the adverse impacts of foreign currency changes.

Sales arising from our discontinued operations were reduced due to the effect of the disposal of the Speciality Products business early in 2004. These disposals had a similar impact on operating profits. Within this group of businesses, NeoResins managed to increase its sales by 3%, despite adverse currency impacts, due to increased demand for its products from coatings and graphic arts customers. This improvement in sales translated into improved operating profits for the NeoResins business despite adverse price pressure on raw materials.

Avecia has taken a restructuring charge of £17.6 million to reflect planned reductions in headcount of around 250. This restructuring will be carried out over 2004 and 2005, and is planned to generate annualised cost reductions of over £10 million. Up to 31 December 2004 over 170 staff have been severed at a cost of £9.4 million. Of the planned total restructuring, over 90% of the staff reductions have been identified to specified individuals with scheduled leaving dates occurring between now and mid-2005. Impairment charges totalling £22.3 have been taken against tangible assets to reflect lower utilisation of Chemicals’ assets.

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Avecia Group plc

Operating and Financial Review – (continued)

Analysis of Other Items and Net Losses

Analysis of other Items and Net Losses

	2004	2003	£m change

Share of operating profit from JV	(6.9)	1.7	(8.6)
Profit on disposal of business	98.6	15.4	83.2
Net interest and finance costs	(20.5)	(29.6)	9.1
Taxation	(1.9)	(0.9)	(1.0)

Net (loss)/profit	18.9	(94.5)	113.4

Share of operating profits from our Joint Venture, Image Polymers, reduced in 2004 due to an impairment change taken against goodwill relating to the Joint Venture.

The profit on disposal represents the profits realised through the sale of Additives, Biocides, and Special Drug Mixtures in 2004. In 2003 the profit on disposal represents the profits realised through the sale of the Metal Extraction Products and Intermediates & Stabilizers businesses to Cytec.

Taxation increased in 2004 due to the impact of the improvement in net profits, in jurisdictions where there were no tax losses to offset these profits.

Analysis of Net Interest and Finance Costs

	2004	2003	£m change

Net interest payable on Bank loans	(6.0)	(10.6)	4.6
Interest on other loans	(34.2)	(39.5)	5.3
Net exchange gains and losses	32.1	28.1	4.0
Amortisation of finance fees	(10.2)	(4.8)	(5.4)
FRS 17	(2.1)	(2.4)	0.3
Other finance costs	(0.3)	(0.4)	0.1
Profit on disposal of current investment	0.2	—	0.2

	(20.5)	(29.6)	9.1

Net interest payable on bank loans decreased in 2004 due to the reduction in bank debt arising from term debt prepaid from the disposals in 2003 and 2004.

Interest on other loans represents interest paid in US Dollars on the 11% senior notes, and the reduction in 2004 reflects the weakening of the US Dollar to £ Sterling exchange rate in 2004.

Under UK GAAP the finance fees associated with raising debt in 1999 were capitalised at that time and are written back against profit over the lifetime of the loans. With the early prepayment of debt, the relevant amount of unamortized fees were written off and this increased the charge to profit in 2004.

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Avecia Group plc

Operating and Financial Review – (continued)

Liquidity and capital resources

	Avecia Group plc Consolidated

	For the year ended December 31, 2004	For the year ended December 31, 2003

	£ million	£ million

Cash inflow from operating activities	11.2	47.3
Dividends from joint ventures	2.5	3.0
Returns on investments and servicing of finance	(38.4)	(47.0)
Taxation	(0.2)	(0.1)
Capital expenditure	(13.3)	(49.6)
Acquisitions and disposals	186.9	76.6

Cash inflow before financing	148.7	30.2

Financing	(133.8)	(40.6)

Increase/(Decrease) in cash in the period	14.9	(10.4)

Operating activities

Cash generated from operating activities declined to £11.2 million in 2004. The decrease was due to lower earnings before depreciation, amortisation and an outflow from increased working capital of £17.0 million, compared with an inflow from reduced working capital of £6.1 million in 2003. The significant increase in working capital in 2004 arose from increased debtors due to the higher sales in ongoing businesses and the timing of the sale of the Pool and Spa business when working capital was approaching its seasonal peak.

Investing Activities

Capital expenditures in 2004 were £13.3 million compared with £49.6 million in 2003. Capital expenditure is authorised on a project by project basis, and during 2004 we authorised projects totalling £17.6 million compared with £18.8 million in 2003. There were no significant individual projects in 2004. In 2005 we are planning for capital expenditure totalling £14.5 million. As at December 31, 2004, commitments relating to this capital expenditure totaled £5.3 million. This expenditure will be funded from proceeds of business disposals.

In January 2004 Avecia completed the disposal of the Additives business to the Lubrizol Corporation for a consideration of £71m. In April 2004 Avecia completed the sale of the Protection & Hygiene and Pool & Spa businesses to Arch Chemicals for cash proceeds of $200m together with consideration in the form of shares valued at $15m.

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Avecia Group plc

Operating and Financial Review – (continued)

Financing

	February 28 2005	December 31 2004	December 31 2003

Bank loans and overdrafts	—	75.0	211.0

High Yield Bonds	64.1	278.8	306.2

Total Debt	64.1	353.8	517.2

Cash at Bank and in hand	67.6	22.7	8.0

The group finances its operations by a mixture of bank borrowings and high yield bonds. The group’s long-term loans are raised centrally by group finance companies which fund operating subsidiaries, on commercial terms, all of which are included in the consolidated financial statements. The group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, using derivatives where appropriate to generate the desired interest rate profile. The derivatives used for this purpose are principally interest rate swaps and interest rate caps, although none of these were in place as at 31 December 2004.

Following the successful disposal of its Additives and Biocides businesses in 2004, the group used the proceeds of these disposals to prepay all term debt outstanding under the banking facilities in April 2004 leaving only outstanding the drawn down amounts under the Revolving Credit Facility.This financing structure was considered no longer appropriate for the needs of the group in the medium term and the group secured amended bank financing to replace the revolving credit drawn down. This amended financing provided for term debt of £100 million, repayable at 31 December 2005, together with a Revolving Credit Facility of £50 million. £75 million of this term debt available was drawn down in 2004.

Cash used in financing activities in 2004 was £133.8 million, which includes term debt prepaid from the proceeds of the business disposals amounting to £160.5 million. This compares with scheduled debt prepaid from disposal proceeds of £57.8 million in 2003.

During 2004 the business increased cash balances by £14.9 million and repaid £44.0 million under the revolver facility drawn down in 2003.

At December 31, 2004 the group had outstanding external borrowings of £353.8 million, comprising £75 million of secured bank debt and $540 million of 11% Senior Notes due 2009. The group also had available to it an undrawn £50 million Senior Secured Revolving Credit Facility until 2006. During the year ended December 31, 2004 Avecia repaid amounts totaling £19 million over several separate occasions under this facility, with a maximum drawing during the period of £13 million.

Following the successful disposal of its NeoResins and Displays businesses after 31 December 2004, the Group used the proceeds of these disposals to repay all outstanding term debt (£75 million) and redeemed $415,912,000 (77%) of the 11% Senior Notes. Following these transactions the group had outstanding external borrowings of $124 million of 11% Senior Notes due 2009 with no secured bank debt.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 11, 2005

Avecia Group plc

By: /s/:	Derrick Nicholson
Name:	Derrick Nicholson
Title:	Finance Director